Focus Impact BH3 NewCo, Inc. 1345 Avenue of the Americas, 33rd Floor New York, NY 10105	XCF Global Capital, Inc. 5170 Golden Foothill Parkway El Dorado Hills, CA 95762

October 31, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Julie Sherman, Michael Fay, Juan Grana and Jane Park

Re:	Focus Impact BH3 NewCo, Inc. Registration Statement on Form S-4 Filed July 31, 2024 CIK No. 0002019793

Ladies and Gentlemen:

This letter sets forth the responses of Focus Impact BH3 NewCo, Inc. and XCF Global Capital, Inc. (together, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 27, 2024 with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-4 filed July 31, 2024 Cover Page

1.
Staff’s comment: We note your response to comment 4. Please revise your disclosure to explain why you are not seeking stockholder approval on NewCo's Amended and Restated Certificate of Incorporation and Bylaws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement.

2.
Staff’s comment: Please revise your cover page to disclose compensation received or to be received by the SPAC sponsor and/or any affiliates in connection with the business combination or any related financing transaction, including any securities issued in connection with Focus Impact's initial public offering. Refer to Item 1604(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly.

Questions and Answers

Q. What are some of the positive and negative factors that Focus Impact's board of directors considered when determining to enter..., page 8

3.	Staff’s comment: We note your response to comment 9. Please revise your disclosure to provide the factual support, material assumptions, and sources for each of the following statements:

•
Page 9: "Based on our assumptions regarding the strong demand for SAF through 2030, an interim deadline set by major airlines and corporations for sustainability targets for SAF usage, in tandem with the continued low level of supply in the market, we believe SAF pricing will remain high as we bring our initial facility online and construct other facilities in the near term";

•	Page 53: "Certain governmental and non-governmental organizations and certain airlines have set targets or have announced goals for SAF usage";

•
Page 170: "According to Air bp, SAF is a direct replacement for fossil jet fuel (conventional jet fuel currently used in the aviation industry), made from renewable raw materials, and reduced greenhouse gases by up to 80% over the fuel’s life cycle compared to using fossil jet fuel";

•
Page 171: "Though pricing for SAF has historically been higher than conventional jet fuel primarily due to production costs, governments around the world are setting targets to use SAF as experts generally agree that SAFs are the most viable near-term option to decrease emissions in the aviation sector";

•	Page 178: Disclosure relating to feedstock resources; and

•	Page 182: Estimates relating to the SAF industry.

In particular, please also elaborate further on your assumptions regarding the strong demand for SAF through 2030, and explain Air bp's underlying assumptions in concluding that SAF reduced greenhouse gases by up to 80%. Please also disclose the experts generally agreeing that SAFs are the most viable near-term option to decrease emissions in the aviation sector.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 8, 9, 30, 57, 185, 186, 193 and 197 to include the factual support, material assumptions and sources where relevant for each of the statements noted in the Staff’s comment.

In addition, the Company has revised the disclosure stating the experts that generally agree that SAFs are the most viable near-term option to decrease emissions in the aviation sector. The Company also respectfully advises the Staff that Air bp’s underlying assumptions are based on estimates that impact the ultimate reduction in greenhouse gas emissions for a given SAF product include the feedstock used, the production method employed, and the supply chain to the airport

4.
Staff’s comment: We note your response to comment 11, which we reissue in part. Please balance your disclosure by further discussing the variety of uncertainties, risks and other potentially negative factors relevant to the business combination considered by Focus Impact's board of directors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 146 of the Registration Statement.

Q. What interests do the Sponsor and Focus Impact's current officers and directors have in the Business Combination?, page 23

5.
Staff’s comment: We note your response to comment 15. Please revise to prominently highlight that your Sponsor was founded by affiliates of Focus Impact Partners, LLC, who also serve as officers and directors of Focus Impact Acquisition Corp. and that members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Registration Statement.

6.	Staff’s comment: Please revise to discuss the interests of XCF's officers and directors in the business combination. Refer to Item 1603(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 37 of the Registration Statement to discuss the interests of XCF's officers and directors in the business combination.

7.	Staff’s comment: Please revise to describe the fiduciary duties of each officer and director of Focus Impact to other companies. Refer to Item 1603(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 26 of the Registration Statement.

8.	Staff’s comment: We note your response to prior comment 16. Please incorporate your response in your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 279 of the Registration Statement.

Summary of the Proxy Statement / Prospectus, page 28

9.
Staff’s comment: We note your response to comment 17, which we reissue in part. Please balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy and gaining market acceptance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of the Registration Statement to disclose some of the limitations and challenges we may face in implementing our business strategy and gaining market acceptance.

10.
Staff’s comment: Please revise your summary to provide the disclosures required by Item 1604(b) of Regulation S-K. In particular, please provide additional disclosure regarding the background to the business combination. Please also include a brief discussion of the fairness opinion provided by EntrepreneurShares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32-33 of the Registration Statement.

Risk Factors

Our management team does not have experience in the construction of SAF production facilities or in the operation of a renewable fuels..., page 50

11.
Staff’s comment: We note your disclosure that you have "entered into a contract with Encore, one of the EPC companies that was subcontracted to build New Rise Reno, to manage the conversion of the facility to SAF". We also note your disclosure on page 238 that "[t]he outstanding payable balance to Encore as of March 31, 2024 and December 31, 2023, was $28,433,754 and $28,937,235, respectively." Please revise to disclose the material terms of your existing contract with Encore, including the date you entered into such contract. Please also file the contract as an exhibit to this registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 256 to summarize the material terms of the agreement. In addition, the agreement with Encore has been filed as an exhibit to the Registration Statement.

Our SAF production process depends, in part, on technology that is licensed to us. We do not control this technology..., page 53

12.
Staff’s comment: We note your revised disclosure in response to prior comment 24 related to the Axens license agreement that a project acceptance fee of $200,000 is due on “project acceptance,” which cannot exceed four years after the effective date of such agreement. You disclose that while $200,000 has been paid to date under the Axens license agreement, additional payments totaling $650,000 is required to be paid after three years of operation from the "acceptance date." Please expand your disclosure relating to the "acceptance date" as defined in the license agreement. We also note that the term "Acceptance Date" as defined in the Axens license agreement filed as Exhibit 10.30 refers to the "date of completion by Licensor" of its obligations with respect to a certain performance test.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 194 to disclose the acceptance date criteria.

The NYSE or Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions..., page 71

13.
Staff’s comment: Please revise to describe the potential impact of required compliance with Rule 419 if your securities are delisted from Nasdaq. Please also expand your disclosure regarding each of the material adverse consequences from delisting, including a determination that your common stock is a "penny stock".

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Registration Statement to reflect the fact that the Company has been de-listed from Nasdaq and currently trades on the OTC Markets.

Focus Impact's directors, executive directors, advisors or their affiliates may take actions, which may influence the vote..., page 80

14.
Staff’s comment: We note your response to prior comment 25 that should the SPAC redemption be deemed a tender offer, you will ensure that certain conditions will be met so that the purchases by the Sponsor and Focus Impact's directors, executive officers, advisors or their respective affiliates will comply with Rule 14e-5. Please revise to incorporate your response in your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 49 of the Registration Statement.

The Background of the Business Combination, page 122

15.
Staff’s comment: We note your response to comment 35. Please revise to discuss whether any payment was made to BTIG in connection with its role as the capital markets advisor for the proposed financing for Company A. Please also disclose any fees paid to Cohen & Company Capital Markets by XCF and Focus Impact management, and more prominently highlight that CCM served as financial adviser to Focus Impact in connection with the Devvstream Holdings Inc. business combination, and was engaged as a financial adviser to XCF in September 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133-136.

16.	Staff’s comment: Please revise your disclosure in this section relating to your search for acquisition targets, where applicable, to address the following issues:

•
We note your revised disclosure on page 123 in response to prior comment 32 that Crixus BH3 expanded its investment parameters to “include targets outside of the real estate, construction, infrastructure and adjacent sectors” to increase the probability of identifying an attractive target. Please expand your disclosure to specify the types of criteria that Crixus BH3 considered and used in its search for acquisition targets and how such criteria was chosen;

•
We refer to your disclosure on page 124 relating to the criteria Focus Impact used to identify the six potential targets to which to submit letters of interest, including the growth potential of these businesses. Please revise to clarify whether Focus Impact's criteria included certain types of sectors or industries; and

•
We note your disclosure on page 125 that the Focus Impact management team “conducted additional diligence” following entry into letters of intent with Company C and Company D. Please expand your disclosure to discuss the level of diligence that Focus Impact performed in assessing each of Company C and D before determining not to proceed with either company and discuss the management team's reasons for reaching its conclusion not to pursue each of the potential business combination targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 136 of the Registration Statement.

17.
Staff’s comment: We note your response to comment 36. Please expand your disclosure in this section to describe in more detail how you arrived at an initial enterprise value range of $1,500,000,000 to $2,000,000,000 for XCF included in the draft LOI circulated on November 27, 2023. You disclose on page 126 that a subsequent draft LOI circulated on December 5, 2023 included a downward revision of the enterprise value range to $1,600,000,000 to $1,900,000,000 and that the execution version of the LOI included an initial enterprise value of $1,750,000,000. Please revise your disclosure to discuss how the analysis and the initial enterprise value evolved during the negotiations and provide further detail regarding each of the factors that the Focus Impact management team considered in determining the enterprise value for XCF.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137-138 of the Registration Statement.

18.
Staff’s comment: We note your response to comments 33 and 37, which we reissue in part. Please revise this section to include a discussion of negotiations relating to the material terms of the transaction. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms. Please provide this information for all material agreements in connection with the business combination, including material LOIs and the BCA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137-145 of the Registration Statement.

19.
Staff’s comment: We note your response to comment 38. Please revise to further discuss the material findings of the due diligence materials submitted to Focus Impact's board of directors by Kirkland & Ellis and Marsh.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Registration Statement.

Benefits of the Business Combination, page 138

20.
Staff’s comment: Please revise this section to discuss both the benefits and detriments of the business combination and any related financing transaction to Focus Impact, the Sponsor, XCF, and public stockholders. Refer to Item 1605(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150-151 of the Registration Statement.

Certain Forecasted Information about XCF, page 139

21.
Staff’s comment: We note your response to comment 40. Please disclose the financial projections that XCF provided to Focus Impact. Please also disclose all material assumptions underlying the projections, and any material factors that may affect such assumptions. Include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates, if applicable. Refer to Item 1609(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 151-154 of the Registration Statement.

Reasonable Basis Review of XCF's Financial Projections and Underlying Assumptions, page 139

22.
Staff’s comment: Please revise to explain how Zukin arrived at the conclusion that: (1) the assumptions used, taken as a whole, provide reasonable support for the financial projections; (2) the financial projections are consistent with the material factors and assumptions used to construct them, and take into account the preparers’ of the financial projections informed judgment; and (3) that there is a reasonable basis for the financial projections provided by XCF as of March 10, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Registration Statement.

Opinion of EntrepreneurShares Valuation Services, page 140

23.
Staff’s comment: We note your response to comment 42, which we reissue in part. Please expand your disclosure to briefly describe XCF management's assumptions regarding its future plans as stated on page 144. Please also explain each of the factors that lead EntrepreneurShares to conclude that XCF has an “idiosyncratic risk profile.” Finally, please also provide the Enterprise Value-to-EBIT multiple, the Enterprise Value-to-EBITDA (EV/EBITDA) multiple and the Enterprise Value-to-PE (EV/PE) multiple for each of the comparable companies disclosed on page 143.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 158-161 of the Registration Statement.

24.
Staff’s comment: We note your disclosure on page 145 that "Focus Impact engaged EntrepreneurShares to act as a supplier of the fairness opinion based on EntrepreneurShares’ qualifications, experience, and reputation." Please briefly discuss these qualifications. Please also describe the method through which EntrepreneurShares was selected as the supplier of the fairness opinion and disclose any material relationship that existed during the past two years between Focus Impact, XCF and EntrepreneurShares, other than in connection with the rendering of the fairness opinion. Refer to Item 1607(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 162 of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 161

25.
Staff’s comment: We refer to your revised tax disclosure in response to comment 46. Please further revise to remove any language that assumes certain consequences. For guidance, please see Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 178-185 of the Registration Statement.

Information About XCF Global Capital, Inc. XCF Project Pipeline and Growth Plan, page 172

26.
Staff’s comment: We note your revised disclosure on page 172 in response to comment 47. Please revise to disclose the "finished product yields" and "required maintenance downtime" that you have assumed in connection with your anticipated SAF production at each of the New Rise Reno, New Rise Reno 2 and Fort Myers and Wilson facilities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 189 to include the finished product yields and required maintenance downtime per year assumed in connection with the anticipated SAF production at each of the New Rise Reno, New Rise Reno 2 and Fort Myers and Wilson facilities.

Regulatory Matters - Environmental and Compliance, page 186

27.
Staff’s comment: We note your response to comment 55, which we reissue in part. You disclose that XCF will be subject to various federal, state and local environmental laws that will govern your production of SAF. Please revise to include a more detailed discussion of the material regulations applicable to your business and plans.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 204 and 205 to include more detailed discussion of stated regulations and how they are applicable to our business and plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations of New Rise

Results of Operations - for the Three Months Ended March 31, 2024 and 2023, page 225

28.
Staff’s comment: We note your disclosure that general and administrative expenses primarily consisted of "payroll and payments related to the financial liability." Please revise to disclose the financial liability.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 245 to state the nature of the payroll payments incurred under general and administrative expenses.

Contractual Obligations, page 228

29.
Staff’s comment: We note your disclosure that "[a]s of March 31, 2024, the Company has four notes payable to a financial institution that are secured by substantially all of New Rise Reno’s assets" and that "[a]s of March 31, 2024, the Company’s financial liability is due to a financial institution and is secured by substantially all of New Rise Reno’s assets." Please disclose the financial institution(s). Please also disclose the maturity date for the notes and provide additional disclosure regarding the sale and leaseback transaction involving a 99- year lease of property. Finally, please file any material agreements relating to these contractual obligations as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure that the name of the financial institution and the related maturity dates for the notes. In addition, the Company has added additional disclosure with respect to the sale and leaseback transaction involving a 99-year lease of property. The material agreements relating to the contractual obligations have been filed as exhibits to the Registration Statement.

Financial Statements of New Rise Renewables, LLC and Subsidiary

Note 3. Land, Machinery and Equipment, Operations Plant and CIP, page F-11

30.
Staff’s comment: We note you have $281,236,004 and $232,723,121 recorded as construction in process as of year-end 2023 and 2022. Please revise your disclosure to include the following, related to these amounts:

•	The amount of capitalized interest;

•	The amount of related party costs;

•	The amount of any non-cash acquisition costs; and

•
Your accounting policy for testing for recoverability your construction in process and whether there have been any events or changes in circumstances that indicate the carrying amount may not be recoverable. Refer to ASC 360-10-35-21.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages F-9 and F-11 of the Registration Statement. The revised disclosures include the following information:

•          The amounts of capitalized interest for each period.

•          The amounts of related party costs for each period.

•          The amounts of non-cash acquisitions costs for each period.

•          The accounting policy for testing the recoverability of construction in progress under ASC 360-10-35-21 and whether there have been any events or changes in circumstances that indicate whether the carrying amount of construction in progress may not be recoverable.

31.
Staff’s comment: We note on page F-9 that land, machinery and equipment and operation plant are recognized at fair market value at the date of contribution by Randy Soule, the Company's sole member. Please expand your disclosure to address the following for each contribution. To the extent necessary or indicated, please provide us any additional information.

•	The date of contribution;

•	The methodology and significant assumptions for determining fair value;

•	The facts and circumstances surrounding the contribution;

•	The basis for your accounting; and

•	Identify for us the reason you are not applying the accounting for transactions between entities under common control, as set forth in ASC 805-50-30-5 and ASC 805-50-15-6.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages F-9 and F-19 of the Registration Statement. The revised disclosures include the requested additional disclosure.

Given Randy Soule’s controlling interest in New Rise Renewables, LLC and Subsidiary and in Ryze Renewables LLC and Ryze Renewables Reno LLC, the acquisition of the assets from Ryze Renewables LLC and Ryze Renewables Reno LLC and contribution into New Rise Renewables, LLC and Subsidiary were treated as a common control transaction under ASC 805-50. As detailed in the revised disclosures, the value of the assets in, and upon contribution into, New Rise Renewables, LLC and Subsidiary’s financial statements reflects the historical cost of the assets on the date of contribution. As the assets have not been placed into service, their values remain unchanged since the date of Randy Soule’s contribution to New Rise Renewables, LLC.

With respect to the methodology and significant assumptions for determining fair value, given the transactions in our revised disclosure reflect the contributions under common control guidance, there are no fair value methodologies nor related significant assumptions disclosed.

Financial Statements of XCF Global Capital, Inc Note 3. Asset Acquisition, page F-33

32.
Staff’s comment: We note in response to comment 62 you set forth a number of reasons why you do not believe SAB Topic 5.G is applicable. To help us better understand your accounting and disclosure for the Wilson and FT Myers biodiesel plants, please address the following:

•	We note the estimated fair market value of the plant equipment is based on separating each asset from the site. Explain to us in further detail this methodology for determining fair value;

•	Provide us the actual inputs, assumptions and calculations underlying your determination of fair value;

•	Tell us the amount of time these plants have been been non-operational, as set forth on page 198;

•	Tell us the book value of these plants at the time of acquisition; and

•
Briefly describe for us the actual assets that were acquired, and their condition, and the construction efforts that will be undertaken related to these assets. In this regard, we note both Fort Myers and Wilson are expected to take approximately 36 months to complete from the date construction commences with anticipated construction costs of approximately $350 million per site.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the following, requested information related to the Wilson and FT Myers biodiesel plants:

•          The methodology for determining fair value of the plant equipment, which is based on separating each asset from the site, used the cost approach. We engaged a valuation expert to derive the fair value of the plant equipment, which used the historical cost, adjusted for inflation to the acquisition date to derive the current replacement cost of the plant equipment. The acquired assets include equipment, skids, piping, structural materials, other building components and real property. The replacement cost estimates were then adjusted for the loss in value caused by factors such as physical deterioration, functional obsolescence, and external obsolescence.

•          The actual inputs, assumptions, and calculations underlying the determination of fair value include the plant replacement cost, effective age, the percentage of such assets deemed to be in good condition, and the loss in value caused by factors such as physical deterioration, functional obsolescence, and external obsolescence. The specific inputs and assumptions used in the valuation of Ft Myers, Florida and North Carolina asset acquisitions are shown below:

Ft Myers Florida	Replacement Cost New	Useful Life in Years	% in Good Condition	Estimated Market Value
TOTAL	$12,799,886	3-9 Years	10%-81%	$9,000,000

North Carolina	Replacement Cost New	Useful Life in Years	% in Good Condition	Estimated Market Value
TOTAL	$10,776,442	2.5 – 15 Years	10%-100%	$4,800,000

•          The biodiesel plants have been nonoperational for five years for Fort Myers and over three years for Wilson.

•          The book value of the Wilson and FT Myers biodiesel plants at the time of acquisition was not determinable as the selling entities did not prepare US GAAP financial information, nor did they share other supporting documentation.

•          The actual assets acquired include equipment, skids, piping, civil, structural steel, instruments, electrical, insulation, paint, and real property. While the condition of the acquired assets varied, the weighted average of assets acquired which were deemed to be in good condition was 58.5%.

•          As part of the Fort Myers and Wilson acquisitions, XCF acquired the dormant biodiesel facilities as well as the related land deed or lease. The Fort Myers site has been non-operational for approximately five years and Wilson has been non-operational for approximately three years. Estimated construction and conversion costs for the Ft. Myers and Wilson sites would include reconstruction of the sites from glycerin and biodiesel production to SAF production which would include reconstruction of the existing sites based on the New Rise plant layout, installation of the AXENS hydrotreating technology, including installation of new catalysts, degumming system, waste water removal, etc. Because the sites were originally biodiesel and glycerin production facilities, XCF expects construction costs to total $175 million per site or $350 million in total.

Financial Statements of Focus Impact BH3 Acquisition Company Note 7. Commitments

Underwriters Agreement, page F-106

33.
Staff’s comment: We have reviewed your response to comment 61. Since the liability was recorded for the IPO, we believe the liability should be reversed through stockholders' equity rather than reported as a gain on the income statement. Please revise your accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has restated its financial statements as of December 31, 2023 to account for the extinguishment of the contingent liability as a credit to shareholders’ deficit and not as a gain in the statement of operations (the “Restatement”). The Company filed a 10-K/A on September 27, 2024 in connection with the Restatement.

General

34.	Staff’s comment: Please provide the disclosures required by Item 1603(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 32 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Carl Stanton, Chief Executive Officer of Focus Impact BH3 NewCo, Inc. by telephone at 917-535-3776 or by email at cstanton@focus-impact.com or Mihir Dange, Chief Executive Officer of XCF Global Capital, Inc. by telephone at 408-332-2264 or by email at m.dange@xcf.global.

Sincerely,

/s/ Carl Stanton
Carl Stanton

/s/ Mihir Dange
Mihir Dange

Via E-mail:

cc:	Peter Seligson, P.C. Allison C. Bell Kirkland & Ellis LLP Thomas L. Hanley Christopher S. Connell Stradley Ronon Stevens & Young, LLP